# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEARSON PLC, CIK 0000938323
CUSIP: 000000000
Title of class of securities: Ordinary Shares, par value GBP 0.25
Address of issuer's principal executive offices: 80 STRAND, LONDON ENGLAND, United Kingdom (X0), WC2R 0RL
Date of event which requires filing of this statement: 09/22/2026
Filed by CIK 0001365341
Persons authorized to receive notices and communications: Norma O'Sullivan, Cevian Capital II GP Ltd, Whiteley Chambers, Don Street, St. Helier, Jersey (Y9), JE2 4TR, 44 (0) 1534 828 514; Ele Klein, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Cevian Capital II GP LTD (CIK 0001365341): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 116,765,346; shared voting power 0; sole dispositive power 116,765,346; shared dispositive power 0; aggregate amount beneficially owned 116,765,346 (19.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value GBP 0.25
Name of issuer: PEARSON PLC
Address of issuer's principal executive offices: 80 STRAND, LONDON ENGLAND, United Kingdom (X0), WC2R 0RL
Comment:
This Amendment No. 14 ("Amendment No. 14") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on June 11, 2020 (the "Original Schedule 13D", and the Original Schedule 13D as amended, the "Schedule 13D"), with respect to the ordinary shares, par value GBP 0.25 (the "Ordinary Shares"), of Pearson plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"). This Amendment No. 14 amends and supplements Items 4 and 6, amends and restates Items 5(a)-(c) and amends and restates Item 7, in each case as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D.

The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is GB0006776081.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 22, 2026, the Reporting Person entered into a relationship agreement (the "Relationship Agreement") with the Issuer pursuant to which the Issuer agreed, subject to the terms and conditions of the Relationship Agreement, to appoint Alexander Svensson (the "Shareholder Director") to serve as a non-executive director of the Issuer's board of directors (the "Board") and as a member of the Nomination & Governance Committee of the Board with effect from October 1, 2026, and to recommend the re-election of the Shareholder Director at each annual general meeting of the Issuer during the term of the Relationship Agreement. In addition, the Reporting Person has customary replacement rights with respect to the Shareholder Director. The Relationship Agreement also provides for customary standstill, voting and confidentiality provisions during the term of the Relationship Agreement.

The foregoing summary of the Relationship Agreement is not complete and is qualified in its entirety by the full text of the form of Relationship Agreement, which is included as Exhibit 99.1 hereto and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentage of the Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon an aggregate of 601,719,893 Ordinary Shares outstanding as of August 31, 2026, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on September 1, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which the Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the Ordinary Shares by the Reporting Person for the benefit of the Master Fund were made during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person's response to Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Relationship Agreement, dated September 22, 2026, between Pearson plc and Cevian Capital II GP Limited

## Signatures
- Cevian Capital II GP LTD: /s/ Norma O'Sullivan, Norma O'Sullivan, Director (09/23/2026)